Americas

Creating a smarter-connected world

Mobile INFO | More INFO | My INFO

A Universal Solution for a Global Problem

“Hygiene anxiety is a powerful internal trigger!”

Nir Eyal



HOOKED
How to Build
Habit-Forming Products
NIR EYAL
WITH RYAN HOOVER

Combating hygiene anxiety now and post COVID-19


Integrated with 2 of top 5 global elevator companies
1B+ elevator journeys each day


ORACLE | Partner


Shift4 PAYMENTS
Partner

Shazam for everything - Audio QR code

1 TOUCHLESS

(Downloads & Everyday Usage)

2 INFORMATION & ADVERTISING

(Engagement with Content/Advertising)

Elevators



LOGO
Welcome to Level 1 of Martin Place
L1

SaaS

Restaurants/Hotels



Not Deliverable
320 G
0 item
Other Tag
FRENCH BRIOCHE TOAST W BELGIAN CHOCOLATE GANACHE & FRESH BERRIES
Quantity
Add to cart
$0.00

SaaS

Information



INFO
LinkedIn
Connect with Minfo Zone
vCard

SaaS

Media/Advertising



W Hoboken
Minfo Zone
Call Toll-Free Reservation
Save with Bonvoy App

SaaS +PPC

Business Model transforms Customer Acquisition Costs from cost center to revenue generator

Interactivity and Attribution for 44% of Global Media


8% Mobile Browser
Digital Desktop
24%
Digital Mobile
32%
TV
30%
Other
14%
Attribution issues
Desktop Browser
Linear TV
Radio & Print
not digitally reachable

Avg total time on all media 12 hrs/day

Transforming how we/influencers use YouTube

YouTube viewing on TV
250M Hours daily

TV viewers are unable to:

- Click on video links
- Subscribe to a channel
- Share
- Like
- Buy

Increase of 39% in less than a year .. Mar 2019



40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
38.6%
17.7%
12.1%
9.8%
6.0%
4.5%
3.2%
8.0%
YouTube
hulu
prime video
Netflix
YouTube
Hulu
Basic Cable
Broadcast Networks
Amazon Prine
Premium Cable
Other

Info & Advertising/Comms

Offline

▼

Online (O2O) Interactive



MINFO creates 10 new digital touchpoints
VIDEO
MOVIE
AUDIO
INFO
CMS encodes creating 'audio QR code/s'
TV
Ad
EXPO
You Tube
4K
UHD
Pre-Order Now
UEA taking pre-orders for new Galaxy S10
The Truth About Samsung Galaxy S10 Plus
5 G is coming
Minfo Zone
Current digital touchpoints


A
B
DOWNLOAD MINFO
GET MORE INFO NOW
iTunes & Play store
1:56
INFO
Integrated with 2 of top 5 global elevator companies
1B+ elevator journeys each day
Minfo4Elevators info
Request a Zoom or Call
Provide your site info
Minfo Americas Benefits Corporation
Do you, your colleagues, guests & service providers feel safe touching elevator buttons/ screens? If the answer is NO then we should connect as we are one of the 1st to integrate
Download on the App Store
GET IT ON Google Play
Flutter WIP

Instant access to relevant & actionable info

Multi-purpose

Multi-function

Universal Utility App


TOUCHLESS
CUSTOMER EXPERIENCE
MEDIA & COMMS
INFO & COMMERCE

A Universal utility App


Single-purpose Apps
Universal Apps

Benefit Highlights

Advertisers/ Businesses

- ✓ Brand awareness to CTAs
- ✓ Improve attribution and ROI
- ✓ New touchpoints & data sets
- ✓ Expands sales funnel & Reduces leakage
- ✓ Performance based pricing
- ✓ No coding required

Consumers/ Community

- ✓ Simple way to:
  - Access More Info
  - Reduce surface contact - Touchless
  - Receive Offers
  - Share content in person
- ✓ Multipurpose App & Web connect
- ✓ Touchless and trusted
- ✓ Revenues from data (70% - 90%)

Milestones & press

3 x US patents

Live App & Platform

Self-funded $700K+ (Minfo Global)

Otis + 1 - pilots Q1 2021

Integrating POS Q1 2021
PMS Q2 2021



Modern Retail
Hospitality Technology HT Smarter Hotels & Restaurants
Toolbox marketing
City A.M.
ClickZ
Modern Restaurant Management
NBC
EW Elevator World

Competition


10
Platform – Client Scalability
INFO
WeChat
TrillBit
OTIS
KONE
LISNR
May 19 Secured 15.6M
Shazam
Chirp
0
0
Touchless
5
Connected Media
0

Core team



INFO
Minfo
Connect with Minfo Zone
vCard
Roland Storti
Founder & CEO
Innovative thinker



Geoff Gwillim
Co-Founder



CFO

Professional firm
Outsourced CFO



Stan Fischer
EVP Americas



Victor Lawrence
Advisor – Inventor
Modem & HDTV



Jeff Mignon
Advisor - CMO



HOOKED
How to Build Habit-Forming Products
NIR EYAL

Nir Eyal
Advisor
Community Growth



Jenny White
Advisor - Corporate Governance

Why you **should invest**

– SAFE @2.5% - 17.5% discount to Reg A+

USE OF PROCEEDS

Minfo solves real problems with a built and patented solution

Operations:
$56,000 (18.7%)

Reg CF Fees:
$19,000 (6.3%)


$300K

Sales and marketing:
$60,000 (20%)

Reg A+:
$135,000 (45%)
Regulation A+ scheduled Q2 2021
$10M for 'Blitzscaling'

License Fee:
$30,000 (10%)

Roland Storti CEO

Join us to create a smarter-connected, more trusted and touchless world

www.minfo.com